UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Advanced Analogic Technologies Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00752J108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Battery Ventures VI, L.P. (“BV6”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Battery Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Battery Investment Partners VI, LLC (“BIP6”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Richard D. Frisbie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Oliver D. Curme

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Thomas J. Crotty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Kenneth P. Lawler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Morgan M. Jones

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Mark H. Sherman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person Scott R. Tobin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00752J108
Item 1.
	(a)	Name of Issuer Advanced Analogic Technologies Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 830 East Arques Ave. Sunnyvale, CA 94085

Item 2.
(a)

Name of Person Filing

Battery Ventures VI, L.P. (“BV6”), Battery Partners VI, LLC (“BPVI LLC”), Battery Investment Partners VI, LLC (“BIP6”),  Richard D. Frisbie (“Frisbie”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), Mark H. Sherman (“Sherman”), and Scott R. Tobin (“Tobin”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Frisbie, Curme, Crotty, Lawler, Jones, Sherman, and Tobin are the sole managing members of BPVI LLC, the sole general partner of BV6.  BIP6 invests alongside BV6 in all investments made by BV6.  Curme and Crotty are the sole managing members of BIP6.

	(b)	Address of Principal Business Office or, if none, Residence Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451
(c)

Citizenship

Frisbie, Curme, Crotty, Lawler, Jones, Sherman, and Tobin are United States citizens.  BV6 is a limited partnership organized under the laws of the State of Delaware.  BPVI LLC and BIP6 are limited liability companies organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 00752J108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 00752J108
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 00752J108

Signature

                                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February     , 2008

BATTERY VENTURES VI, L.P.

By:	Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC.

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

THOMAS J. CROTTY

By:	*:
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

CUSIP No. 00752J108

MORGAN M. JONES

By:	*
Morgan M. Jones

MARK H. SHERMAN

By:	*
Mark H. Sherman

SCOTT R. TOBIN

By:	*
Scott R. Tobin

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

                                                This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No. 00752J108

EXHIBIT I

                                                Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Advanced Analogic Technologies Incorporated.

                                                This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated February     , 2008

BATTERY VENTURES VI, L.P.

By:	Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC.

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

CUSIP No. 00752J108

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

MARK H. SHERMAN

By:	*
Mark H. Sherman

SCOTT R. TOBIN

By:	*
Scott R. Tobin

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

                                                This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.